

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Shannon Drake
General Counsel and Chief Legal Officer
Aveanna Healthcare Holdings, Inc.
400 Interstate North Parkway SE
Suite 1600
Atlanta, GA 30339

> **Re: Aveanna Healthcare Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 1, 2021**
> **File No. 333-254981**

Dear Mr. Drake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 1, 2021

Summary Historical and Pro Forma Consolidated Financial Data, page 16

1. We note your response to comment 7. In regards to adjustment (f), please address the following:
   • We note that there are four components of the COVID-19 costs being adjusted for, which include relief and hero pay provided to your caregivers and other incremental compensation costs. Please tell us the specific amounts of the adjustments recorded related to each of the four components you have listed;
   • Your response indicates that incremental compensation costs also includes paying idled employees due to closures or other circumstances. It is not clear how this is incremental to your normal operations. Please tell us the specific amount of the

adjustment recorded related to these idled employees; and

- In regards to incremental PPE costs, please help us further understand how you determined these costs are incremental to normal operations. Given it would appear that PPE purchases would be part of your routine operations, please help us better understand how you determined the amount that was incremental. Please specifically address how you derived the amount of the adjustment.

2. Please tell us how adjustment (k) will reconcile with presenting pro forma amounts for items such as acquisition-related costs for pro forma fiscal year ended January 2, 2021, which would already include $6,715 of costs.

Legal Proceedings and Government Matters , page 153

3. We note your disclosure that, with respect to the matter filed by certain of your employees in the San Diego Superior Court, the parties received final approval of the settlement agreement, which constitutes a final judgment. Please describe the nature of the relief granted under the settlement agreement.

Exhibit 23.1, page E-26

4. Please have your auditor include the complete file number of the Form S-1 in their auditor's consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Drew M. Altman, Esq.